UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   August 6, 2007

Alliant Energy Corporation
(Exact name of registrant as specified in its charter)

Wisconsin	1-9894	39-1380265
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4902 North Biltmore Lane, Madison, Wisconsin   53718
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code (608) 458-3311

_____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operations and Financial Condition.**

On August 6, 2007, Alliant Energy Corporation (the "Company") issued a press release announcing its earnings for the second quarter ended June 30, 2007. A copy of such press release is furnished as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01   **Financial Statements and Exhibits.**

(a)   Not applicable.

(b)   Not applicable.

(c)   Not applicable.

(d)   <u>Exhibits</u>. The following exhibits are being furnished herewith:

(99.1)   Alliant Energy Corporation press release dated August 6, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                      ALLIANT ENERGY CORPORATION

Date: August 6, 2007   By: <u>/s/ Thomas L. Hanson</u>
                                                      Thomas L. Hanson
                                                      Vice President-Controller and
                                                      Chief Accounting Officer

ALLIANT ENERGY CORPORATION

Exhibit Index to Current Report on Form 8-K
Dated August 6, 2007

<u>Exhibit Number</u>

(99.1)   Alliant Energy Corporation press release dated August 6, 2007.

Exhibit 99.1



Alliant Energy
4902 North Biltmore Lane
P.O. Box 77007
Madison, WI 53707-1007
www.alliantenergy.com

News Release

FOR IMMEDIATE RELEASE　　　　Media Contact:　　Rob Crain (608) 458-4469
　　　　　　　　　　　　　　　　　　Investor Relations:　Becky Johnson (608) 458-3267

ALLIANT ENERGY ANNOUNCES SECOND QUARTER 2007 RESULTS

　　　MADISON, Wis. – August 6, 2007 – Alliant Energy Corp. (NYSE: LNT) today reported income and earnings per share (EPS) from continuing operations for the second quarter of 2007 of $45.0 million and $0.40, respectively, compared to $46.1 million and $0.39 for the same period in 2006. Alliant Energy's net income and EPS for the second quarter of 2007 were $48.6 million and $0.43, respectively, compared to $45.4 million and $0.39 for the same period in 2006. A summary of Alliant Energy's second quarter earnings is as follows (net income in millions):

	2007		2006	
Earnings from continuing operations:	Net Income	EPS	Net Income	EPS
Utility	$40.3	$0.36	$41.9	$0.36
Non-regulated	3.2	0.03	0.5	-
Parent (interest income, taxes and A&G)	1.5	0.01	3.7	0.03
Total earnings from continuing operations	**45.0**	**0.40**	**46.1**	**0.39**
Income (loss) from discontinued operations [a]	**3.6**	**0.03**	**(0.7)**	**-**
Net income	**$48.6**	**$0.43**	**$45.4**	**$0.39**

[a] Alliant Energy has classified its non-regulated Mexico, China and gas gathering pipeline systems businesses as discontinued operations for all periods presented. Alliant Energy sold its interest in Mexico in the second quarter of 2007 and its remaining generating facilities in China and gas gathering pipeline systems in 2006.

　　　Second quarter EPS from Alliant Energy's utility business were flat as improved earnings from lower incentive-related compensation expenses were offset by lower electric margins resulting largely from adjustments to unbilled revenue estimates. The higher EPS from continuing operations for Alliant Energy's non-regulated businesses were largely due to lower interest expense.

　　　"The successful completion of the sale of our Laguna del Mar investment this quarter marks the end of our international investments. We have fully transitioned our focus to our stable and growing portfolio of core utility and utility-related businesses," said Bill Harvey, Alliant Energy Chairman, President and CEO. "I am pleased with the solid financial results produced thus far in 2007 and we remain on track to achieve our earnings guidance we are reaffirming today. We remain committed to providing safe, reliable and environmentally sound service to our customers and are making progress on our utility infrastructure investment plan designed to meet the continued growth in customer demand in our service territories. We believe our progress provides visibility to the long-term utility earnings growth."

Additional details regarding Alliant Energy's second quarter EPS from continuing operations for 2007 and 2006 are as follows:

	2007	2006	Variance
Utility operations:			
Electric margins			
Unbilled revenue estimate adjustments	($0.03)	$0.03	($0.06)
Retail fuel-related impacts at WPL in Q2 2007			0.05
Other			(0.02)
Gas margins			(0.01)
Operating expenses:			
Incentive-related compensation			0.03
Other (includes impact of fewer shares outstanding and lower interest expense)			0.01
Total utility operations	**$0.36**	**$0.36**	-
Non-regulated operations:			
New Zealand (sold in Q4 2006)	-	0.02	(0.02)
Non-regulated Generation	0.02	0.02	-
Transportation, RMT, WindConnect® and other investments	0.03	0.03	-
Other (primarily interest and taxes)	(0.02)	(0.07)	0.05
Total non-regulated operations	**0.03**	**-**	**0.03**
Parent company (primarily interest income and taxes)	**0.01**	**0.03**	**(0.02)**
Earnings per share from continuing operations	**$0.40**	**$0.39**	**$0.01**

Continuing Operations - Utility Operations

The lower electric margins were primarily the result of annual adjustments to unbilled electric revenue estimates in the second quarters of 2007 and 2006. In the second quarter of each year, when weather impacts on electric sales volumes are historically minimal, Alliant Energy refines its estimates of unbilled electric revenues. Adjustments resulting from these refined estimates can increase (e.g. 2006) or decrease (e.g. 2007) electric margins reported in the second quarter. The electric margins were also negatively impacted by Illinois customers changing from retail to wholesale upon the sale of Alliant Energy's properties in Illinois in February 2007.

These items were partially offset by improved electric margins in the second quarter of 2007 resulting from Wisconsin Power and Light Company's (WPL's) actual fuel-related costs in April and May being lower than the forecasted fuel-related costs used to set current electric retail rates. In May 2007, WPL notified the Public Service Commission of Wisconsin (PSCW) its actual retail fuel-related costs for the month of March 2007 were below the monthly fuel monitoring range set in its most recent base rate case. Further, WPL indicated its projected retail fuel-related costs for 2007 could be below the annual monitoring range to warrant a decrease in retail electric fuel-related rates and, therefore, requested the PSCW set its retail electric rates subject to refund and initiate a proceeding related to fuel-related costs. In June 2007, the PSCW issued an order approving WPL's request to set retail electric fuel-related rates subject to refund effective June 1, 2007. As a result, WPL recorded $2.5 million of reserves at June 30, 2007 for the estimated refund related to the recovery of retail fuel-related costs in June 2007.

Asset Divestiture Update

In June 2007, Alliant Energy completed the sale of its interest in the Laguna del Mar property located in Mexico for net proceeds of approximately $65 million.

Share Repurchase Program Update

Alliant Energy previously announced its intent to repurchase up to $400 million of its common stock by the end of 2007. Alliant Energy repurchased 2.0 million shares of its common stock for $90 million in the second quarter of 2007, 3.4 million shares for $144 million in the first quarter of 2007 and 2.9 million shares for $105 million in the third quarter of 2006. Alliant Energy currently plans to complete the remaining $61 million of repurchases in 2007.

2007 Earnings Guidance

Alliant Energy reaffirms its earnings guidance range of $2.42 to $2.62 per share, which includes utility earnings guidance of $2.22-$2.42 per share.

Utility business	$2.22-2.42
Non-regulated businesses	0.11-0.15
Parent company	0.06-0.08
Alliant Energy	**$2.42-2.62**

The guidance does not include earnings from discontinued operations, any potential asset valuation charges that Alliant Energy may incur in 2007, the impact of certain non-cash mark-to-market adjustments or the impact of any gains/losses that may be realized from possible sales of certain Alliant Energy assets that would be reported in earnings from continuing operations. The guidance includes Alliant Energy's assumptions for the impact of its share repurchase program on its 2007 results. Finally, the guidance also assumes that no businesses will be re-classified to or from "discontinued operations" in 2007.

Drivers for Alliant Energy's earnings from continuing operations estimates include, but are not limited to:
- Normal weather conditions in its utility service territories
- Continuing economic development and sales growth in its utility service territories
- Continuing cost controls and operational efficiencies
- Ability of its utility subsidiaries to recover their operating costs and deferred expenditures, and to earn a reasonable rate of return in current and future rate proceedings, as well as their ability to recover purchased power, fuel and fuel-related costs through rates in a timely manner
- Other stable business conditions

Earnings Conference Call

A conference call to review the second quarter 2007 results is scheduled for Monday, August 6th at 9:00 a.m. central daylight time. Alliant Energy Chairman, President and Chief Executive Officer William D. Harvey and Senior Executive Vice President and Chief Financial Officer Eliot G. Protsch will host the call. The conference call is open to the public and can be accessed in two ways. Interested parties may listen to the call by dialing 866-454-4207 (United States or Canada) or 913-312-6697 (International), passcode 2174040. Interested parties may also listen to a webcast at www.alliantenergy.com/investors. A replay of the call will be available through August 12, 2007, at 888-203-1112 (United States or Canada) or 719-457-0820 (International), passcode 2174040. An archive of the webcast will be available on the Company's Web site at www.alliantenergy.com/investors for at least twelve months.

Alliant Energy is the parent company of two public utility companies – Interstate Power and Light Company (IP&L) and Wisconsin Power and Light Company (WP&L) – and of Alliant Energy Resources, Inc., the parent company of Alliant Energy's non-regulated operations. Alliant Energy is an energy-services provider with subsidiaries serving approximately 1 million electric and 400,000 natural gas customers. Providing its customers in the Midwest with regulated electricity and natural gas service is the Company's primary focus. Alliant Energy, headquartered in Madison, Wis., is a Fortune 1000 company traded on the New York Stock Exchange under the symbol LNT. For more information, visit the Company's Web site at www.alliantenergy.com.

This press release includes forward-looking statements. These forward-looking statements can be identified as such because the statements include words such as "plans" or "believe" or other words of similar import. Similarly, statements that describe future financial performance or plans or strategies are also forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Actual results could be affected by the following factors, among others: federal and state regulatory or governmental actions, including the impact of energy-related and tax legislation and regulatory agency orders; the ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs and deferred expenditures, the earning of reasonable rates of return and the payment of expected levels of dividends; current or future litigation, regulatory investigations, proceedings or inquiries; economic and political conditions in Alliant Energy's service territories; issues related to the availability of Alliant Energy's generating facilities and the supply and delivery of fuel and purchased electricity and price thereof, including the ability to recover and retain purchased power, fuel and fuel-related costs through rates in a timely manner; the impact fuel and fuel-related prices and other economic conditions may have on customer demand for utility services and Alliant Energy's ability to collect unpaid utility bills; unanticipated issues in connection with Alliant Energy's construction of new generating facilities; unanticipated issues in connection with WPL's proposed purchase of Alliant Energy Resources' simple cycle, natural gas-fired electric generating facility in Neenah, Wisconsin; unanticipated construction and acquisition expenditures; issues associated with Alliant Energy's environmental remediation efforts and with environmental compliance generally; unanticipated costs for restoration and rebuild efforts related to winter storm damage to IPL's transmission and distribution system; financial impacts of Alliant Energy's hedging strategies, including the impact of weather hedges on Alliant Energy's utility earnings; issues related to electric transmission, including operating in the Midwest Independent System Operator (MISO) energy market, the impacts of potential future billing adjustments from MISO and recovery of costs incurred; unanticipated issues related to the Calpine Corporation bankruptcy that could adversely impact Alliant Energy's purchased power agreements; the direct or indirect effects resulting from terrorist incidents or responses to such incidents; unplanned outages at Alliant Energy's generating facilities and risks related to recovery of incremental costs through rates; continued access to the capital markets; inflation and interest rates; Alliant Energy's ability to achieve its dividend payout ratio goal; Alliant Energy's ability to complete its announced share repurchase program; developments that adversely impact Alliant Energy's ability to implement its strategic plan, including Alliant Energy's ability to complete its proposed or potential divestitures of businesses and investments, including IPL's electric transmission assets, on a timely basis, for anticipated proceeds and with the requested regulatory treatment of any gains resulting from the sale of IPL's electric transmission assets; any material post-closing adjustments related to any of Alliant Energy's past asset divestitures; employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages; access to technological developments; the impact of necessary accruals or adjustments for the terms of Alliant Energy's incentive compensation plans; the effect of accounting pronouncements issued periodically by standard-setting bodies; the ability to utilize tax capital losses and net operating losses before they expire; the ability to successfully complete ongoing tax audits and appeals with no material impact on Alliant Energy's earnings and cash flows; and the factors listed in the "2007 Earnings Guidance" section of this press release. These factors should be considered when evaluating the forward-looking statements and undue reliance should not be placed on such statements. Without limitation, the expectations with respect to projected earnings in the "2007 Earnings Guidance" section of this press release are forward-looking statements and are based in part on certain assumptions made by Alliant Energy, some of which are referred to in the forward-looking statements. Alliant Energy cannot provide any assurance that the assumptions referred to in the forward-looking statements or otherwise are accurate or will prove to be correct. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on Alliant Energy's ability to achieve the estimates or other targets included in the forward-looking statements. The forward-looking statements included herein are made as of the date hereof and Alliant Energy undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

*Note: Unless otherwise noted, all "per share" references in this release refer to earnings per **diluted** share.*

ALLIANT ENERGY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2007	2006	**2007**	2006
	(dollars in millions, except per share amounts)			
Operating revenues:				
Utility:				
Electric	**$565.5**	$559.7	**$1,119.0**	$1,142.7
Gas	**94.0**	83.5	**382.3**	373.6
Other	**15.4**	15.9	**33.4**	37.3
Non-regulated	**71.3**	37.7	**124.2**	74.1
	746.2	696.8	**1,658.9**	1,627.7
Operating expenses:				
Utility:				
Electric production fuel and purchased power	**292.9**	281.0	**573.2**	593.2
Cost of gas sold	**60.9**	47.7	**272.8**	264.0
Other operation and maintenance	**142.3**	149.0	**306.9**	305.7
Non-regulated operation and maintenance	**60.1**	29.6	**101.4**	61.7
Depreciation and amortization	**66.0**	64.5	**132.0**	131.5
Taxes other than income taxes	**27.0**	27.1	**54.8**	53.9
	649.2	598.9	**1,441.1**	1,410.0
Operating income	**97.0**	97.9	**217.8**	217.7
Interest expense and other:				
Interest expense	**27.7**	34.7	**57.3**	74.4
Loss on early extinguishment of debt	-	-	-	90.8
Equity income from unconsolidated investments	**(7.0)**	(9.5)	**(14.5)**	(23.1)
Allowance for funds used during construction	**(1.9)**	(2.3)	**(3.4)**	(4.6)
Preferred dividend requirements of subsidiaries	**4.7**	4.7	**9.4**	9.4
Interest income and other	**(2.4)**	(8.5)	**(10.9)**	(21.9)
	21.1	19.1	**37.9**	125.0
Income from continuing operations before income taxes	**75.9**	78.8	**179.9**	92.7
Income taxes	**30.9**	32.7	**69.7**	33.5
Income from continuing operations	**45.0**	46.1	**110.2**	59.2
Income (loss) from discontinued operations, net of tax	**3.6**	(0.7)	**2.3**	(15.4)
Net income	**$48.6**	$45.4	**$112.5**	$43.8
Weighted average number of common shares outstanding (basic) (000s)	**112,778**	117,305	**114,099**	117,171
Earnings per weighted average common share (basic):				
Income from continuing operations	**$0.40**	$0.39	**$0.97**	$0.50
Income (loss) from discontinued operations	**0.03**	-	**0.02**	(0.13)
Net income	**$0.43**	$0.39	**$0.99**	$0.37
Weighted average number of common shares outstanding (diluted) (000s)	**113,026**	117,689	**114,390**	117,515
Earnings per weighted average common share (diluted):				
Income from continuing operations	**$0.40**	$0.39	**$0.96**	$0.50
Income (loss) from discontinued operations	**0.03**	-	**0.02**	(0.13)
Net income	**$0.43**	$0.39	**$0.98**	$0.37
Dividends declared per common share	**$0.3175**	$0.2875	**$0.635**	$0.575

ALLIANT ENERGY CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

ASSETS	June 30, 2007	December 31, 2006
	(in millions)	
Property, plant and equipment:		
Utility:		
Electric plant in service	$6,204.3	$6,079.7
Gas plant in service	705.9	696.7
Other plant in service	459.4	459.1
Accumulated depreciation	(2,872.0)	(2,811.6)
Net plant	4,497.6	4,423.9
Construction work in progress	197.4	153.2
Other, less accumulated depreciation (accum. depr.)	4.2	4.4
Total utility	4,699.2	4,581.5
Non-regulated and other:		
Non-regulated Generation, less accum. depr.	246.6	252.2
Other non-regulated investments, less accum. depr.	69.7	69.2
Alliant Energy Corporate Services, Inc. and other, less accum. depr.	35.4	42.0
Total non-regulated and other	351.7	363.4
	5,050.9	4,944.9
Current assets:		
Cash and cash equivalents	125.3	265.2
Accounts receivable:		
Customer, less allowance for doubtful accounts	127.5	127.4
Unbilled utility revenues	94.3	120.5
Other, less allowance for doubtful accounts	32.9	101.9
Production fuel, at weighted average cost	77.8	73.2
Materials and supplies, at weighted average cost	48.2	42.2
Gas stored underground, at weighted average cost	62.0	63.9
Regulatory assets	65.4	133.7
Assets held for sale	-	124.6
Other	117.0	121.2
	750.4	1,173.8
Investments:		
Investment in American Transmission Company LLC	169.4	166.2
Other	63.2	61.7
	232.6	227.9
Other assets:		
Regulatory assets	484.9	508.7
Deferred charges and other	232.7	228.8
	717.6	737.5
Total assets	$6,751.5	$7,084.1

ALLIANT ENERGY CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED) (Continued)

CAPITALIZATION AND LIABILITIES	June 30, 2007	December 31, 2006
	(in millions, except per share and share amounts)	
Capitalization:		
Common stock - $0.01 par value - authorized 240,000,000 shares; outstanding 111,921,064 and 116,126,599 shares	**$1.1**	$1.2
Additional paid-in capital	**1,549.9**	1,743.0
Retained earnings	**962.8**	923.6
Accumulated other comprehensive loss	**(9.0)**	(8.7)
Shares in deferred compensation trust – 291,509 and 276,995 shares at a weighted average cost of $29.53 and $28.15 per share	**(8.6)**	(7.8)
Total common equity	**2,496.2**	2,651.3
Cumulative preferred stock of subsidiaries, net	**243.8**	243.8
Long-term debt, net (excluding current portion)	**1,295.5**	1,323.3
	4,035.5	4,218.4
Current liabilities:		
Current maturities	**1.2**	194.6
Commercial paper	**344.5**	178.8
Accounts payable	**305.5**	296.6
Regulatory liabilities	**48.1**	67.8
Accrued taxes	**69.0**	94.2
Derivative liabilities	**35.5**	88.0
Liabilities held for sale	**-**	11.4
Other	**122.8**	170.7
	926.6	1,102.1
Other long-term liabilities and deferred credits:		
Deferred income taxes	**757.1**	758.3
Regulatory liabilities	**614.9**	608.8
Pension and other benefit obligations	**198.6**	198.6
Other	**213.9**	193.0
	1,784.5	1,758.7
Minority interest	**4.9**	4.9
Total capitalization and liabilities	**$6,751.5**	$7,084.1

ALLIANT ENERGY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

| | For the Six Months Ended June 30, | |
	2007	2006
__Continuing Operations:__	(in millions)	
__Cash flows from operating activities:__		
Net income	__$112.5__	$43.8
__Adjustments to reconcile net income to net cash flows from operating activities:__		
(Income) loss from discontinued operations, net of tax	__(2.3)__	15.4
Depreciation and amortization	__132.0__	131.5
Other amortizations	__23.4__	22.3
Deferred tax expense and investment tax credits	__13.1__	63.8
Equity income from unconsolidated investments, net	__(14.5)__	(23.1)
Distributions from equity method investments	__9.9__	15.8
Loss on early extinguishment of debt	__-__	90.8
Currency transaction gains and other	__(3.0)__	(23.0)
__Other changes in assets and liabilities:__		
Accounts receivable	__95.1__	98.3
Sale of utility accounts receivable	__-__	20.0
Income tax receivable	__(13.6)__	(3.2)
Gas stored underground	__1.9__	47.5
Regulatory assets	__81.9__	(26.3)
Accounts payable	__4.5__	(106.4)
Accrued interest	__(6.9)__	(17.5)
Accrued taxes	__(4.2)__	(78.1)
Regulatory liabilities	__(21.1)__	(18.3)
Derivative liabilities	__(56.3)__	40.7
Pension and other benefit obligations	__-__	(59.9)
Accrued incentive compensation and other	__(40.0)__	(11.0)
Net cash flows from operating activities	__312.4__	223.1
__Cash flows from (used for) investing activities:__		
Construction and acquisition expenditures:		
Utility business	__(230.3)__	(154.5)
Non-regulated businesses and other	__(10.5)__	(8.4)
Purchases of emission allowances	__(23.9)__	-
Proceeds from asset sales	__124.1__	592.8
Changes in restricted cash	__12.7__	(0.3)
Purchases of securities within nuclear decommissioning trusts	__-__	(3.5)
Sales of securities within nuclear decommissioning trusts	__-__	51.7
Changes in restricted cash within nuclear decommissioning trusts	__-__	(19.0)
Other	__10.0__	(14.3)
Net cash flows from (used for) investing activities	__(117.9)__	444.5
__Cash flows used for financing activities:__		
Common stock dividends	__(72.8)__	(67.3)
Repurchase of common stock	__(235.6)__	-
Proceeds from issuance of common stock	__32.6__	12.8
Proceeds from issuance of long-term debt	__-__	39.1
Reductions in long-term debt	__(221.5)__	(401.9)
Net change in short-term borrowings	__165.7__	(179.0)
Debt repayment premiums	__-__	(83.0)
Principal payments under capital lease obligations	__-__	(40.2)
Net change in loans with discontinued operations	__(11.8)__	(5.8)
Other	__9.0__	(6.6)
Net cash flows used for financing activities	__(334.4)__	(731.9)
__Net decrease in cash and cash equivalents__	__(139.9)__	(64.3)
__Cash and cash equivalents at beginning of period__	__265.2__	205.3
__Cash and cash equivalents at end of period__	__$125.3__	$141.0
__Discontinued Operations:__		
Net cash flows used for operating activities	($11.7)	($8.6)
Net cash flows from (used for) investing activities	0.1	(2.8)
Net cash flows from financing activities	10.8	3.5
Net decrease in cash and cash equivalents	(0.8)	(7.9)
Cash and cash equivalents classified as held for sale at beginning of period	0.8	10.7
Cash and cash equivalents classified as held for sale at end of period	$-	$2.8

KEY FINANCIAL STATISTICS

	June 30, 2007	June 30, 2006
Common shares outstanding (000s)	111,921	117,685
Book value per share	$22.30	$21.20
Quarterly common dividend rate per share	$0.3175	$0.2875

KEY OPERATING STATISTICS

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Utility electric sales (000s of MWh) [a]				
Residential	1,602	1,677	3,660	3,612
Commercial	1,475	1,492	2,973	2,931
Industrial	3,236	3,275	6,243	6,290
Retail subtotal	6,313	6,444	12,876	12,833
Sales for resale:				
Wholesale	875	721	1,683	1,520
Bulk power and other	548	737	1,129	1,189
Other	41	43	86	86
Total	7,777	7,945	15,774	15,628
Utility retail electric customers (at June 30) [a]				
Residential	837,840	853,198		
Commercial	133,258	134,933		
Industrial	2,922	3,046		
Total	974,020	991,177		
Utility gas sold and transported (000s of Dth) [a]				
Residential	3,581	3,196	17,725	15,752
Commercial	2,736	2,585	11,572	10,513
Industrial	754	797	2,481	2,166
Retail subtotal	7,071	6,578	31,778	28,431
Interdepartmental	334	361	837	633
Transportation and other	13,099	11,378	29,559	25,448
Total	20,504	18,317	62,174	54,512
Utility retail gas customers (at June 30) [a]				
Residential	361,340	371,917		
Commercial	45,035	45,936		
Industrial	587	670		
Total	406,962	418,523		

[a] In February 2007, Alliant Energy sold its electric distribution and natural gas properties in Illinois. At the date of the sale, Alliant Energy had approximately 22,000 electric retail customers and 14,000 gas retail customers in Illinois. Prior to the asset sales, the electric and gas sales to retail customers in Illinois are included in residential, commercial and industrial sales in the tables above. Following the asset sales, the electric and gas sales associated with these customers are included in wholesale electric sales and transportation and other gas sales, respectively.

Margin increases (decreases) from net impacts of weather (millions) -

Electric margins -				
Weather impacts on demand compared to normal weather	$-	($3)	$1	($8)
Gains from weather derivatives	2	4	-	6
Net weather impact	$2	$1	$1	($2)
Gas margins -				
Weather impacts on retail demand compared to normal weather	($1)	($2)	$-	($7)
Gains (losses) from weather derivatives	-	-	(2)	6
Net weather impact	($1)	($2)	($2)	($1)

	Three Months Ended June 30,			Six Months Ended June 30,		
	2007	2006	Normal	2007	2006	Normal
Cooling degree days (CDDs) [b]						
Cedar Rapids (IPL)	89	84	99	89	84	99
Madison (WPL)	69	59	69	69	59	69
Heating degree days (HDDs) [b]						
Cedar Rapids (IPL)	657	598	682	4,110	3,641	4,001
Madison (WPL)	751	701	862	4,260	3,854	4,351

[b] Alliant Energy entered into weather derivatives based on CDDs and HDDs to reduce potential volatility on its margins from the impacts of weather during the months of June through August and January through March, respectively.